Appointment of a proxy holder

I/We, being holder(s) of common shares of Tenet Fintech Group Inc. (the "Company"), hereby appoint Charles-André Tessier, Chairman, or failing him, Johnson Joseph, President and CEO, or failing him, Jean Landreville, CFO, or

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Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below directions (or if no directions have been given, as recommended by management of the Company) on all the following matters and any other matter that may properly be brought before the Annual and Special Meeting of Shareholders of the Company (the "Meeting") to be held via live webcast at https://tinyurl.com/PKKAGM2022 , on Thursday, June 30, 2022 at 10:00 a.m. (Eastern Time) and at any adjournment or postponement thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution

Management recommends voting FOR the following resolutions. Please use a black pencil or pen.

1. Election of Directors

	FOR	WITHHOLD		FOR	WITHHOLD

1. Mark Dumas			4. Liang Qiu

2. Johnson Joseph			5. Charles-André Tessier

3. Michael Pesner

2. Appointment of Auditors

	FOR	WITHHOLD

Appointment of Raymond Chabot Grant Thornton LLP, Chartered Accountants, as auditors of the Company and authorizing the directors to fix their remuneration.

3. Approval and Adoption of Omnibus Incentive Plan

	FOR	AGAINST

IT IS RESOLVED THAT:

1. the Omnibus Incentive Plan of the Company (the "Plan"), a draft of which has been made available to the shareholders for their review, be and is hereby approved;

2. the Company is hereby authorized to adopt the Plan, subject to any amendments and modifications as the Board of Directors, in its sole discretion, may approve from time to time; and

3. any one or more director or officer of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver any documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Under Canadian securities legislation, you are entitled to receive certain investor documents. If you wish to receive such documents, please check the applicable boxes below. You may also go to the TSX Trust Company website https://ca.astfinancial.com/financialstatements and input code 6016.

☐	I would like to receive quarterly financial statements	☐	I would like to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated for any particular item specified above, the shares represented by this proxy will be voted FOR such item or, if you appoint another proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

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Signature	Date

Please sign exactly as your name(s) appears on this proxy. Please see reverse for instructions. All proxies must be received by no later than 10:00 a.m. (Eastern Time) on Tuesday, June 28, 2022.

Proxy Form - Annual and Special Meeting of Shareholders of Tenet Fintech Group Inc. (the "Company")

to be held on June 30, 2022 (the "Meeting")

This Form of Proxy is solicited by and on behalf of Management of the Company

NOTES

1. Every holder of shares has the right to appoint some other person or company of its choice, who need not be a holder of shares, to attend and act on its behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one holder of shares (for example, joint ownership, trustees, executors/liquidators), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you must sign this proxy and state your signing capacity, and you may be required to provide documentation evidencing your proxy signing authority.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder of shares.

5. The securities' voting right represented by this proxy will be voted as directed by the holder of shares, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The proxyholder will exercise the securities' voting right represented by this proxy by voting "for", "against" or "withhold" for each of the matters described herein, as applicable, in accordance with the instructions of the holder of shares on any ballot that may be called for and, if the holder of shares has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly be brought at the Meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the documentation prepared by management.

All proxies must be received by 10:00 a.m. (Eastern Time) on Tuesday, June 28, 2022.

How to Vote

VOTE USING THE TELEPHONE 24 HOURS A DAY, 7 DAYS A WEEK!

INTERNET	TÉLÉPHONE

Go to www.tsxtrust.com/vote-proxy	Use any touch-tone phone, call toll free in Canada and the United States
Cast your vote online	1-888-489-7352 and follow the voice instructions.
View Meeting documents

To vote by Internet or telephone you will need your control number. If you vote by Internet or telephone, DO NOT return this proxy.

To vote using your smartphone, please scan this QR Code:

MAIL or EMAIL

Complete and return your signed proxy in the envelope provided or send to:

TSX Trust Company P.O. Box 721 Agincourt, ON M1S 0A1

You may alternatively scan and email to proxyvote@tmx.com.

An undated proxy is deemed to be dated on the day it was mailed by management to you.